UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

for the fiscal semiannual period ended 6/30/2025

INTELITHRIVE INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	87-2595116
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

7306 Skyview Ave.

New Port Richey, FL 34653

Address of principal executive offices

727-656-7967

Telephone number

Item 1. BUSINESS

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Overview

Intelithrive was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards. During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

Intelithrive recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Stock-Based Compensation

Intelithrive records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, prepaid expenses and accounts payable at June 30, 2025 approximate fair value due to their short term and liquid nature.

Results of Operations

For the Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

Operating Expenses

During the six months ended June 30, 2025, we had $44,729 in general and administrative expenses. During the six months ended June 30, 2024, we had $27,449 in general and administrative expenses. The increase is mainly due to an increase in professional fees of $19,359.

Other Income and Expenses

We had no other expenses during the six months ended June 30, 2025. During the six months ended June 30, 2024, we had total other expenses of $2,063, all interest expense

Net Loss from Operations

As a result of the above, we recognized net losses from continuing operations of $44,729 and $29,512 for the six months ended June 30, 2025 and 2024, respectively.

Net Income from Discontinued Operations

Net income from discontinued operations related to the lithium ion power pack assembly sales business totaled $727 for the six months ended June 30, 2025 and consisted of revenues of $49,190 and cost of sales of $48,463. Net income from discontinued operations totaled $3,649 for the six months ended June 30, 2024 and consisted of revenues of $59,396, cost of sales of $41,630 and operating expenses of $14,117.

Liquidity and Capital Resources of the Company

Assets

Current assets at June 30, 2025 totaled $53,920, which was comprised of $49,750 in cash and $4,170 in prepaid assets. Current assets at December 31, 2024 totaled $45,161, which was comprised of $6,441 in cash and $38,720 in prepaid assets.

Liabilities

Total liabilities were all current and consisted of accounts payable of $2,941 and $180 as of June 30, 2025 and December 31, 2024, respectively.

Changes in Cash Flows

Net Cash Used in Operating Activities

During the six months ended June 30, 2025, our operating activities used net cash of $6,691. Uses of cash were mainly due to the $44,002 net loss, partially offset by a decrease in prepaid expenses of $34,550 and an increase in accounts payable of $2,761. During the six months ended June 30, 2024, our operating activities used net cash of $38,531. Uses of cash were mainly due to the $25,863 net loss, as well as a $23,419 decrease in accounts payable, partially offset by a decrease in prepaid expenses of $10,751.

Net Cash Provided by and Used in Financing Activities

Net cash provided by financing activities was $50,000 and $63,000 during the six months ended June 30, 2025 and 2024, respectively, all due to proceeds from common stock issued for cash.

Working Capital

At June 30, 2025 and December 31, 2024, the Company had working capital of $50,798 and $44,981, respectively.

We continue to accumulate significant losses, but management expects it will be successful in generating positive cash flow from operations and plans to raise additional cash through the sale of equity to allow Intelithrive to continue to expand its operations and continue as a going concern. However, there can be no assurance of success, which raises doubt about Intelithrive’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the period ended June 30, 2025

Item 2. Other Information

None

Item 3. Financial Statements

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

UNAUDITED STATEMENTS OF OPERATIONS

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current Assets:
Cash	$49,750	$6,441
Prepaid assets	4,170	38,720
	53,920	45,161
Total Assets	53,920	45,161

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	2,941	180
Total Current Liabilities	2,941

Total Liabilities	2,941	180

Stockholders' Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 10,233,500 and 10,223,500 shares issued and outstanding, respectively	10,233	10,223
Additional paid-in capital	343,467	293,477
Accumulated deficit	(312,721)	(268,719)
Total Stockholders' Equity	50,979	44,981

Total Liabilities and Stockholders' Equity	$53,920	$45,161

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2025	2024

REVENUES	$—	$—

OPERATING EXPENSES
General and administrative	44,729	27,449
Total Operating Expenses	44,729	27,449

Loss From Operations	(44,729)	(27,449)

OTHER EXPENSES
Interest expense	—	(2,063)
Total Other Expenses	—	(2,063)
Net loss from continuing operations	(44,729)	(29,512)
Income from discontinued operations	727	3,649
NET LOSS	$(44,002)	$(25,863)
Basic income (loss) per common share:
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$0.00	$0.00
Basic net loss per common share	$(0.00)	$(0.00)
Basic weighted average common shares outstanding	10,237,064	10,177,110
Fully diluted income (loss) per common share:
Continuing operations	$(0.00)	$(0.00)
Discontinued operations	$0.00	$0.00
Fully diluted net loss per common share	$(0.00)	$(0.00)
Fully diluted weighted average common shares outstanding	10,237,064	10,177,110

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

UNAUDITED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2024	10,000,000	$10,000	10,223,500	$10,223	$293,477	$(268,719)	$44,981

Common stock cancelled and returned to treasury	—	—	(15,000)	(15)	15	—	—

Common stock issued for cash	—	—	25,000	25	49,975	—	50,000

Net loss for the six months ended June 30, 2025	—	—	—	—	—	(44,002)	(44,002)
Balance, June 30, 2025	10,000,000	$10,000	10,233,500	$10,233	$343,467	$(312,721)	$50,979

	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity

Balance, December 31, 2023	10,000,000	$10,000	10,160,500	$10,160	$230,540	$(230,944)	$19,756

Common stock issued for cash	—	—	63,000	63	62,937	—	63,000

Net loss for the six months ended June 30, 2024	—	—	—	—	—	(25,863)	(25,863)

Balance, June 30, 2024	10,000,000	$10,000	10,223,500	$10,223	$293,477	$(256,807)	$56,893

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

UNAUDITED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
Cash Flows From Operating Activities:
Net loss	$(44,002)	$(25,863)
Changes in operating assets and liabilities:
Decrease (increase) in prepaid assets	34,550	10,751
Increase (decrease) in accounts payable	2,761	(23,419)
Net cash used in operating activities	(6,691)	(38,531)

Cash Flows From Investing Activities:	—	—

Cash Flows From Financing Activities:
Common stock issued for cash	50,000	63,000
Net cash provided by financing activities	50,000	63,000

Net change in cash	43,309	24,469
Cash, beginning of period	6,441	1,992
Cash, end of period	$49,750	$26,461

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$2,063
Cash paid for taxes	$—	$—

See Notes to the Unaudited Financial Statements

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Intelithrive, Inc. (Formerly PGD Eco Solutions, Inc.) (“Intelithrive”, or the “Company”). Intelithrive was incorporated on August 31, 2021, under the laws of the State of Wyoming.

Intelithrive was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards. During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation.

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim financial statements be read in conjunction with Intelithrive's most recent audited financial statements as of December 31, 2024. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

Revenue Recognition Policy

Intelithrive recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

New Accounting Pronouncements

Intelithrive has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

Intelithrive presents basic earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2025

The calculation of basic net loss per share for the six months ended June 30, 2025 and 2024 is as follows:

	For the Six Months Ended June 30,
	2025	2024
Basic Loss Per Share:
Numerator:
Loss from continuing operations	$(44,729)	$(29,512)
Income from discontinued operations	$727	$3,649
Net loss	$44,002	$(25,863)
Denominator:
Basic and diluted weighted-average common shares outstanding	10,237,064	10,177,110

Basic and diluted net loss per common share from continuing operations	$(0.00)	$(0.00)
Basic and diluted income per common share from discontinued operations	$0.00	$0.00
Basic and diluted net loss per common share	$(0.00)	$(0.00)

NOTE 2 - RELATED PARTY TRANSACTIONS

During February 2022, the Company entered into a lease for the use of space at the personal residence of the Company’s CEO. The lease began February 1, 2022, had a term of twenty-four months and monthly rent of $200. During 2024, the Company prepaid $2,400 rent for a third year in 2025.Rent expenses were $1,200 and $1,200 for the six months ended June 30, 2025 and 2024, respectively. The Company had prepaid rent of $1,200 and $2,400 at June 30, 2025 and December 31, 2024, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

Common Stock

During April 2025, the Company received and retired 15,000 shares of its common stock previously issued for services.

During June 2025, the Company issued a total of 25,000 shares of common stock for cash of $50,000, or $2.00 per share. Amounts received in excess of $0.001 per share par value have been recorded as additional paid-in capital.

NOTE 4 - GOING CONCERN

Intelithrive's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Intelithrive has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Companys ability to continue as a going concern are as follows:

Intelithrive is seeking to raise up to $1,000,000 through a private placement of its common stock to finance future sales. The continuation of Intelithrive as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If Intelithrive is not successful, it may be forced to raise additional debt or equity financing.

INTELITHRIVE, INC.

(FORMERLY PGD ECO SOLUTIONS, INC.)

FOOTNOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2025

There can be no assurance that Intelithrive will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of Intelithrive to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - DISCONTINUED OPERATIONS

During June 2025, the Company discontinued its lithium ion power pack assembly sales and pivoted to becoming a next-generation incubator focused on artificial intelligence, software-as-a-service and digital innovation.

The operating results of the Company’s discontinued operations for the six months ended June 30, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024

REVENUES
Power pack assembly sales	$49,190	$59,396
Total revenues	49,190	59,396
COSTS OF SALES
Power pack assembly sales	(48,463)	(41,630)
Total cost of sales	(48,463)	(41,630)
GROSS MARGIN	727	17,766

OPERATING EXPENSES
Selling expenses	—	14,117
Total Operating Expenses	—	14,117
Income From Operations	727	3,549
NET INCOME	727	$3,549

NOTE 6 - SUBSEQUENT EVENTS

Intelithrive reviewed subsequent events through September 15, 2025, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 16, 2025.

INTELITHRIVE INC.

By: /s/ Paul Ogorek

Name: Paul Ogorek

Title: Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 16, 2025.

INTELITHRIVE, INC.

By: /s/ Paul Ogorek

Name: Paul Ogorek

Title: Chief Executive Officer and Director